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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message to HP and Compaq employees from Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, and Michael D. Capellas, Compaq's Chairman of the Board and Chief Executive Officer, relating to the Merger. This message is posted on HP's internal web site.


                      A MESSAGE TO HP AND COMPAQ EMPLOYEES
                     FROM CARLY FIORINA AND MICHAEL CAPELLAS

Although the results of the HP proxy vote are not yet official, we thought it was important to jointly address the people of both companies in anticipation of our roles as executive members of the new HP management team. We want to give you a status report of where we are in the merger process, acknowledge the uncertainty that many of you are naturally feeling, and alert you to some upcoming communications that you will receive shortly.

First, we need to acknowledge the historic events of last week. On March 19, despite a very difficult and very public proxy fight, HP's Board of Directors announced that it believes it has received sufficient votes -- based on a preliminary estimate of proxies by the company's proxy solicitors -- to approve HP's merger with Compaq.

We are pleased to have received support from a decisive majority of the institutional investors who are not affiliated with the Hewlett and Packard families and their foundations. We also are quite gratified that -- according to the preliminary count -- we received a majority of the shares held by employees in the HP employee stock purchase plans, which include the Share Ownership Plan and the legacy Stock Purchase Plan. You can be assured that no individual employee's voting results have been or will be provided to HP -- we only have visibility into aggregated information.

Slightly more than 24 hours after the HP special meeting, Compaq shareowners voted overwhelmingly -- by a 9-1 margin -- to approve the proposed merger.

We expect official certification of the voting from HP's March 19 meeting sometime in the next few weeks, at which time we will promptly announce the results. Once the voting is certified, we will complete the legal close of the merger and launch the new HP.

Meanwhile, as those of you in the field know especially well, the market waits for no one. This is especially true when our competitors are trying to take advantage of our current situation to spread fear, uncertainty and doubt among our customers. At the same time, we realize full well that all of you are anxious to know more about organizational decisions and your roles and responsibilities in the new HP.

Putting anything on hold while we wait for a final proxy vote tabulation is simply not an option. Therefore, we will continue to move forward aggressively with the integration and launch planning, so we can hit the ground running shortly after the legal close. This will help ensure minimal disruption to as many employees as possible and allow us to get customer account assignments, product roadmaps and go-to-market structures in place as soon as we possibly can.

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Within the next week, you will begin hearing announcements on the new management team's direct reports. Additional announcements from the new leadership teams will follow as organization design and selection decisions are made. Most of these announcements will occur business by business and function by function.

From an overall company standpoint, also next week we will communicate the details of the selection process that we are using to fill jobs in the new company -- including an overview of the process, guiding principles and a broad timeline. This process will, of course, be subject to local country legal requirements.

We realize that a lot of information will be coming your way in a very short period of time. However, both of us -- as well as the designated new management team -- believe that communicating quickly, consistently and honestly is essential. We will continue to provide such communication on an ongoing basis.

As a reminder, employees of HP and Compaq should continue to act as if they belong to separate companies until the official launch of the new HP. For employees with direct customer contact -- especially those who work in the field -- this means continuing to serve customer needs and striving to meet quarterly financial goals.

We will try to do everything we can to minimize disruptions over the next several months. However, please keep in mind that we will be working to successfully implement what is arguably the most important merger in the history of the technology industry. It is a complex undertaking and we may stumble occasionally. But we are highly confident in our ability to work together to succeed in the exciting task of turning two great companies into one unified, market-transforming, industry leader -- with a passion for serving customers.



Carly and Michael

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including predictions regarding the outcome and certification of the vote on the Merger or the closing of the Merger; statements regarding future improvement of HP generally or specifically its profitability, earnings, revenues, synergies, accretion or other financial items; statements about the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans; any statements concerning proposed new products, services, developments or industry rankings; statements regarding future economic conditions or performance; statements of belief; and statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the actual certified results of the vote on the proposal to issue shares of HP common stock in connection with the Merger; the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.


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